Exhibit 99.1

Central GoldTrust

Central GoldTrust provides an update to Unitholders on its

ongoing evaluation of the Polar Securities proposal

March 30, 2015

Central GoldTrust (“CGT” or the “Trust”) (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$); NYSE MKT – GTU (U.S.$)) provides the following update with respect to the previously announced Unitholder proposal made by Polar Securities Inc. (“Polar”) on behalf of its North Pole Capital Master Fund.

CGT is a passive, single-purpose closed-end trust, created in 2003 to invest substantially all of its assets in gold bullion, with the primary investment objective of achieving long-term appreciation in the value of its gold holdings. CGT aims to provide a secure, convenient, low-cost and exchange-tradable alternative for investors interested in owning gold bullion. CGT provides long-term investors with an ability to effectively invest in unencumbered, fully-allocated gold bullion in the most secure manner possible, without the associated inconvenience and high transaction, handling, storage, insurance and other costs that are typical of a direct gold bullion investment.

As previously announced, Polar is seeking to significantly modify the existing redemption provisions of CGT’s Amended and Restated Declaration of Trust to include a new physical bullion redemption feature, and to amend its existing cash redemption feature.

“A Special Committee of CGT independent Trustees, along with its legal, financial and tax advisors, is currently conducting a thorough review of Polar’s proposal”, said Bruce Heagle, the Chair of the Special Committee. “The Trustees of CGT are committed to continuing to offer long-term investors the safest, lowest-cost and most tax-effective vehicle possible for investing in gold bullion.”

As part of its review, members of the Special Committee or their advisors have met with Polar and its representatives on several occasions. Based on its review and analysis to date, the Special Committee offers the following preliminary observations regarding Polar’s proposal:

Physical redemption feature would not be available to most Unitholders

➢	Polar’s proposed physical redemption feature could not be used by the majority of CGT’s Unitholders.

➢	The proposed physical redemption feature would allow Unitholders to redeem their Units for physical bullion only on the basis of a minimum amount of gold being at least equivalent to one London Good Delivery bar (approximately 400 troy ounces, or approximately US$478,000 at the current gold price).

➢	Only Unitholders that hold approximately 11,700 or more CGT Units would be able to utilize the proposed physical redemption feature.

Polar's proposal would have negative tax consequences for certain non-redeeming U.S. Unitholders of CGT

➢	The cost base of the gold bullion held by CGT is approximately C$1,114 per ounce compared with a current market price of approximately C$1,504 per ounce, implying an embedded taxable gain of C$390 per ounce if the Trust were to sell or deliver bullion to satisfy redemptions. This embedded gain would increase on a dollar-for-dollar basis if the gold price were to rise over time.

➢	For illustrative purposes, and based on the current gold price and C$/US$ exchange rate, a redemption of, for example, 10% of the outstanding Units of CGT for physical bullion would be expected to trigger a taxable gain of approximately C$27.3 million upon the delivery of the gold bullion by the Trust.

Exhibit 99.1

➢	Non-redeeming U.S. Unitholders who have made a QEF election would be allocated their pro-rata share of such tax gain, despite not selling or redeeming their Units.

➢	A significant proportion of the outstanding Units of CGT are held by U.S. persons and entities, and thus any such sales of bullion would negatively affect many non-redeeming Unitholders.

U.S. Mutual Funds may sell CGT Units to avoid adverse tax consequences

➢	A U.S. mutual fund generally pays no U.S. federal income tax on the income and gains that it distributes to its unitholders.

➢	Some U.S. mutual funds, as a matter of policy, will not hold securities where holding those securities may result in adverse tax consequences to their mutual fund holders.

➢	Upon the redemption of CGT Units for physical bullion under the Polar proposal, gains will generally be allocated to non-redeeming U.S. mutual fund Unitholders if such mutual fund has made a QEF election and makes a corresponding distribution.

➢	In order to avoid U.S. federal income tax on such gain and to avoid similar gains in the future, some non-redeeming U.S. mutual funds may be expected to sell their CGT Units.

Polar’s proposal would increase CGT’s operating expenses

➢	CGT has consistently maintained its total expense ratio among the lowest of all alternative gold bullion investment products.

➢	Adoption of Polar’s proposal would necessitate the Trust moving its bullion to a more costly “open vault” system to process physical redemptions, as well as requiring increased administrative costs.

➢	Any increase in expenses would decrease the Trust’s net asset value over time, and reduce leverage to increasing gold prices, to the detriment of CGT’s long-term Unitholders.

Notwithstanding such preliminary observations, the Special Committee remains committed to continuing its detailed review and analysis of Polar’s proposal, and to engaging in further dialogue with Polar, in order to determine whether the claimed benefits of the proposal outweigh its anticipated disadvantages. In doing so, the Trustees remain committed to acting in the best interests of the Trust and all of its Unitholders.

The Trustees will provide Unitholders with an update on the Special Committee's findings and its recommendation regarding Polar’s proposal in the Management Information Circular to be delivered to Unitholders in connection with the upcoming Annual and Special Meeting. Until then, Unitholders are urged to take no further action with regard to the Polar proposal.

Bennett Jones LLP is acting as legal counsel to the Special Committee of the independent Trustees of CGT, and CIBC World Markets Inc. is acting as financial advisor to the Trust.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion. At March 27, 2015, the Units were 98.9% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information

The information contained in this press release does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable securities laws. Unitholders of CGT are not being asked to execute a proxy in favour of any of the matters described in this press release at this time.

Exhibit 99.1

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. The Trust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in the Trust’s filings with the Canadian securities regulatory authorities and the SEC.

For further information, contact:

D.F. King

North American Toll Free Phone:

1-800-251-7519

Outside North America, Banks, Brokers and Collect Calls:

1-201-806-7301

Email: inquiries@dfking.com